CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,085,000	$147.99

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated June 13, 2013 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$1,085,000 Barrier Notes due June 18, 2015 Linked to the Dow Jones-UBS Commodity Index Global Medium-Term Notes, Series A, No. C-521

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	June 13, 2013

Issue Date:	June 18, 2013

Final Valuation Date:	June 15, 2015*

Maturity Date:	June 18, 2015**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Dow Jones-UBS Commodity Index (the “Index”) (Bloomberg ticker symbol “DJUBS<Index>”)

Payment at Maturity:

Your payment at maturity per $1,000 principal amount Note will be calculated as follows:

•      If the Index Return is equal to or greater than 0.00%, regardless of whether a Barrier Event has occurred, you will receive at maturity (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (x) $1,000 plus (y) $1,000 times the Index Return, calculated per $1,000 principal amount Note as follows and subject to the Upside Maximum Return on the Notes:

$1,000 + [$1,000 × Index Return]

•      If (a) no Barrier Event has occurred and (b) the Index Return is negative, you will receive at maturity (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (x) $1,000 plus (y) $1,000 times the Absolute Value of the Index Return, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Absolute Value of the Index Return]

In no event will the payment at maturity that you will receive under the circumstances described in this bullet exceed an amount per $1,000 principal amount Note equal to $1,130.00, regardless of the Upside Maximum Return. If the Final Level has declined from the Initial Level by a percentage that is more than 13%, a Barrier Event will have occurred on the Final Valuation Date and your payment at maturity will be calculated as described in the immediately following bullet.

•      If (a) a Barrier Event has occurred and (b) the Index Return is negative, you will receive at maturity (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times the Index Return, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Index Return]

You may lose some or all of your principal if you invest in the Notes. If a Barrier Event occurs and the Index Return is negative, your Notes will be fully exposed to the decline of the Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date and you may lose up to 100% of your principal at maturity. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

[Terms of the Notes Continue on Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0%	100%
Total	$1,085,000	$1,085,000	$0.00	$1,085,000

‡

Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

†	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $979.90 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-5 of this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of Notes Continued

Barrier Event:

A Barrier Event occurs if, as determined by the Calculation Agent, the Index Closing Level is less than the Barrier Level on any Scheduled Trading Day during the Observation Period; provided, however, that, if a Market Disruption Event occurs with respect to the Index on a Scheduled Trading Day during the Observation Period, the Index Closing Level on such Scheduled Trading Day will be disregarded for purposes of determining whether a Barrier Event has occurred.

For a description of Market Disruption Events that are applicable to the Index, please see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the accompanying prospectus supplement.

Barrier Level:	113.17, which is equal to the Barrier Percentage times the Initial Level of the Index, rounded to the nearest hundredth.

Barrier Percentage:	87.00%

Upside Maximum Return:	25.00%

Observation Period:	The period from but excluding the Initial Valuation Date to and including the Final Valuation Date. If the scheduled Final Valuation Date is postponed, the Observation Period will be extended to, and include, the Final Valuation Date as postponed.

Absolute Value of the Index Return:	If the Index Return is less than zero, the Absolute Value of the Index Return will be equal to negative one (-1) times the Index Return. For example, assuming a hypothetical Index Return of -15.00%, the Absolute Value of such Index Return would be -1 times -15.00%, or 15.00%.

Index Return:	The performance of the Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	130.0811, the Index Closing Level on the Initial Valuation Date.

Final Level:	The Index Closing Level on the Final Valuation Date.

Index Closing Level:	For any Scheduled Trading Day, the closing level of the Index published at the regular weekday close of trading on that Scheduled Trading Day as displayed on Bloomberg Professional® service page “DJUBS<Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying prospectus supplement.

Scheduled Trading Day:	A day on which (a) the value of the Index is published, and (b) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Change in Law Redemption Event:	Upon the occurrence of a Change in Law (as defined below) that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein at the redemption amount on the redemption date. See “Change in Law Redemption Event” in this pricing supplement.

Hedging Disruption Redemption Event:	Upon the occurrence of a Hedging Disruption Event (as defined below), we may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion at the redemption amount on the redemption date. See “Hedging Disruption Redemption Event” in this pricing supplement.

Redemption Amount:	In the case of a Change in Law Redemption Event or a Hedging Disruption Redemption Event, the redemption amount will be equal to an amount determined in good faith in a commercially reasonable manner by the Calculation Agent, in its sole discretion, taking into account the latest available quotations for the Index, the futures contracts comprising the Index and any other information that it deems relevant.

Redemption Date:	The third business day following the date on which we provide written notice to the Depository Trust Company (“DTC”) of our election to redeem the Notes pursuant to a Change in Law Redemption Event or Hedging Disruption Redemption Event (the “Notice Date”).

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TXD4 and US06741TXD44

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the prospectus supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the initial valuation date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the initial valuation date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value of the notes on the initial valuation date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the initial valuation date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the initial valuation date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. Note that the hypothetical total returns set forth below are based on (i) the Initial Level of 130.0811 (ii) a Barrier Percentage of 87.00%, resulting in a Barrier Level of 113.17 (rounded to the nearest hundredth) and (iii) the Upside Maximum Return of 25.00%. These examples do not take into account any tax consequences from investing in the Notes.

Final Level of the Index	Index Return	No Barrier Event Occurs		A Barrier Event Occurs
		Payment at Maturity*	Total Return on Notes	Payment at Maturity*	Total Return on Notes
260.16	100.00%	$1,250.00	25.00%	$1,250.00	25.00%
247.15	90.00%	$1,250.00	25.00%	$1,250.00	25.00%
234.15	80.00%	$1,250.00	25.00%	$1,250.00	25.00%
221.14	70.00%	$1,250.00	25.00%	$1,250.00	25.00%
208.13	60.00%	$1,250.00	25.00%	$1,250.00	25.00%
195.12	50.00%	$1,250.00	25.00%	$1,250.00	25.00%
182.11	40.00%	$1,250.00	25.00%	$1,250.00	25.00%
169.11	30.00%	$1,250.00	25.00%	$1,250.00	25.00%
156.10	20.00%	$1,200.00	20.00%	$1,200.00	20.00%
143.09	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
139.84	7.50%	$1,075.00	7.50%	$1,075.00	7.50%
136.59	5.00%	$1,050.00	5.00%	$1,050.00	5.00%
131.71	1.25%	$1,012.50	1.25%	$1,012.50	1.25%
130.0811	0.00%	$1,000.00	0.00%	$1,000.00	0.00%
123.58	-5.00%	$1,050.00	5.00%	$950.00	-5.00%
117.07	-10.00%	$1,100.00	10.00%	$900.00	-10.00%
113.17	-13.00%	$1,130.00**	13.00%	$870.00	-13.00%
105.74	-20.00%	N/A	N/A	$800.00***	-20.00%
99.13	-25.00%	N/A	N/A	$750.00***	-25.00%
80.63	-39.00%	N/A	N/A	$610.00***	-39.00%
79.31	-40.00%	N/A	N/A	$600.00***	-40.00%
66.09	-50.00%	N/A	N/A	$500.00***	-50.00%
52.87	-60.00%	N/A	N/A	$400.00***	-60.00%
39.65	-70.00%	N/A	N/A	$300.00***	-70.00%
31.06	-76.50%	N/A	N/A	$235.00***	-76.50%
26.44	-80.00%	N/A	N/A	$200.00***	-80.00%
13.22	-90.00%	N/A	N/A	$100.00***	-90.00%
0.00	-100.00%	N/A	N/A	$0.00***	-100.00%

*	Per $1,000 principal amount Note
**	In the event that (a) no Barrier Event has occurred and (b) the Index Return is negative, this is the maximum payment that you can receive at maturity, regardless of the Upside Maximum Return on the Notes, and is equal to (x) $1,000 plus (y) $1,000 times (i) one minus (ii) the Barrier Percentage.
***	In the event that (a) a Barrier Event has occurred and (b) the Index Return is negative, your Notes will be fully exposed to any decline in the Index from the Initial Level to the Final Level and you will lose some or all of the principal amount of your Notes.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: No Barrier Event has occurred and the level of the Index increases from an Initial Level of 130.0811 to a Final Level of 156.10.

Because the Index Return of 20.00% is equal to or greater than 0.00% but does not exceed the Upside Maximum Return of 25.00%, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 20.00%] = $1,200.00

The total return on the investment of the Notes is 20.00%.

Example 2: No Barrier Event has occurred and the level of the Index decreases from an Initial Level of 130.0811 to a Final Level of 113.17.

Because the Index Return of -13.00% is negative but a Barrier Event has not occurred, the investor receives a payment at maturity of $1,130.00 per $1,000 principal amount Note calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Absolute Value of the Index Return]

$1,000 + [$1,000 × 13.00%] = $1,130.00

Because the Index Return is negative, the Absolute Value of the Index Return is equal to -1 times -13.00%, or 13.00%. The total return on the investment of the Notes is 13.00%.

Example 3: No Barrier Event has occurred and the level of the Index increases from an Initial Level of 130.0811 to a Final Level of 195.12.

Because the Index Return of 50.00% is greater than the Upside Maximum Return of 25.00%, the investor receives a payment at maturity of $1,250.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Upside Maximum Return]

$1,000 + [$1,000 × 25.00%] = $1,250.00

The total return on the investment of the Notes is 25.00%.

Example 4: A Barrier Event has occurred and the level of the Index increases from an Initial Level of 130.0811 to a Final Level of 156.10.

Although a Barrier Event has occurred, because the Index Return of 20.00% is equal to or greater than 0.00% but does not exceed the Upside Maximum Return, the investor will receive a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 20.00%] = $1,200.00

The total return on the investment of the Notes is 20.00%.

Example 5: A Barrier Event has occurred and the level of the Index decreases from an Initial Level of 130.0811 to a Final Level of 113.17.

Because a Barrier Event has occurred and the Index Return of -13.00% is negative, the investor will receive a payment at maturity of $870 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × -13.00%] = $870.00

The total return on the investment of the Notes is -13.00%.

Example 6: A Barrier Event has or has not occurred and the level of the Index decreases from an Initial Level of 130.0811 to a Final Level of 0.

Regardless of whether a Barrier Event has occurred, if the Index Return is 0%, the investor will receive a payment at maturity of $0 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 0%] = $0.00

The total return on the investment of the Notes is 0.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities”; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

Note that if a Market Disruption Event occurs with respect to the Index on a Scheduled Trading Day during the Observation Period, the Index Closing Level on such Scheduled Trading Day will be disregarded for purposes of determining whether a Barrier Event has occurred.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that you should be treated as if you owned the underlying components of the Index. Under such a characterization, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to the portion of your Notes that reflects the performance of regulated futures contracts. If Section 1256 were to apply to such portion of your Notes, gain or loss recognized with respect to such portion of your Notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark such portion of your Notes to market at the end of each taxable year (i.e., recognize gain or loss as if the relevant portion of the Notes had been sold for fair market value).

It is also possible that you could be required to recognize gain or loss, at least some of which is likely to be short-term capital gain or loss, each time (i) a futures contract that is tracked by the Index rolls or (ii) there is an adjustment to the notional portfolio tracked by the Index.

It is also possible that the Internal Revenue Service could assert that your Notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because (i) a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible, and (ii) the executory contract tracks the value of collectibles only to a limited extent. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

•	“Risk Factors —Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•

“Risk Factors —Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in Significant Loss—The Notes do not guarantee any return of principal. The payment, if any, at maturity of the Notes is linked to the Index and will depend on whether a Barrier Event occurs and the extent to which the Index Return is positive or negative. A Barrier Event occurs if the Index Closing Level is less than the Barrier Level on any Scheduled Trading Day, including the Final Valuation Date, during the Observation Period. If a Barrier Event occurs and the Index Return is negative, your investment will be fully exposed to any decline of the Index from the Initial Level to the Final Level and you may lose up to 100% of the principal amount of your Notes.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

If the Index Return is Positive, Any Positive Return on the Notes Will Not Exceed the Upside Maximum Return—If the Index Return is positive, you will receive at maturity an amount per $1,000 principal amount Note equal to $1,000 plus an additional amount that will not exceed $250.00, which is equal to the Upside Maximum Return multiplied by $1,000. Accordingly, if the Index Return is positive, the maximum payment that you may receive on the Notes at maturity will be $1,250.00 per $1,000 principal amount Note, regardless of any appreciation of the Index from the Initial Level to a Final Level in excess of the Upside Maximum Return.

•

If the Index Return is Negative But no Barrier Event Has Occurred, Any Positive Return on the Notes Will Not Exceed a Percentage Equal to One Minus the Barrier Percentage—If the Index Return is negative but a Barrier Event has not occurred, you will receive an amount at maturity per $1,000 principal amount Note equal to $1,000 plus $1,000 times the Absolute Value of the Index Return and your return will not be greater than 13.00%. In no event will this amount represent a return that exceeds one minus the Barrier Percentage regardless of the Upside Maximum Return on the Notes. If the Final Level declines from the Initial Level by a percentage that is more than 13%, a Barrier Event will have occurred on the Final Valuation Date and your Notes will be fully exposed to any decline in the Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date.

•

If the Index Return is Negative, the Payment at Maturity, if any, is Linked to the Absolute Value of the Index Return Only If No Barrier Event Occurs—A Barrier Event occurs if the Index Closing Level is less than the Barrier Level on any Scheduled Trading Day, including the Final Valuation Date, during the Observation Period. If the Index Return is negative, you will receive (subject to our credit risk) a payment at maturity calculated as described in this pricing supplement based on the Absolute Value of the Index Return, but only if no Barrier Event occurs. If a Barrier Event occurs, your investment will be fully exposed to any decline of the Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date and you may lose some or all of your principal at maturity. Because the Observation Period includes each Scheduled Trading Day during the term of the Notes, including the Final Valuation Date (and, if the scheduled Final Valuation Date is postponed, the Observation Period will be extended to, and include, the Final Valuation Date as postponed), if the Index drops precipitously on any such Scheduled Trading Day or on the Final Valuation Date, resulting in the Index Closing Level on that day being less than the Barrier Level, assuming that no Market Disruption Event has occurred or existed with respect to the Index on that day, a Barrier Event occurs regardless of whether the level of the Index is greater than or equal to the Barrier Level at any other time before, during or after that day. The payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the determination of whether a Barrier Event occurs been based on the level of the Index prior to such drop at a time when the level of the Index was at or above the Barrier Level. The occurrence of a Barrier Event on any Scheduled Trading Day during the Observation Period may significantly and adversely affect the market value of your Notes and your ability to sell your Notes.

•

The Determination of Whether a Barrier Event Occurs is Not Based On the Level of the Index at Any Time Other Than At Closing on Each Scheduled Trading Day During the Observation Period—A Barrier Event occurs if the Index Closing Level is less than the Barrier Level on any Scheduled Trading Day, including the Final Valuation Date, during the Observation Period. The determination of whether a Barrier Event occurs is therefore not based on any level of the Index at any time other than the Index Closing Level on each Scheduled Trading Day, including the Final Valuation Date, during the Observation Period. Any factors, including any change during the term of the Notes in the level, price or volatility of the Index or any index components included in the Index, that may affect the extent to which (or the speed at which) any change in the level of the Index occurs and whether a Barrier Event occurs, may adversely affect the market value of your Notes. In addition, if the scheduled Final Valuation Date is postponed, the Observation Period will be extended to, and include, the Final Valuation Date as postponed, which may adversely affect the market value of your Notes.

We Are Under No Obligation to Avoid the Occurrence of a Hedging Disruption Event By Ceasing or Otherwise Restricting Our Trading Activities That We May Engage In On Behalf of Our Customers or For Proprietary Accounts—We and our affiliates expect to engage in trading activities related to the components of the Index (including the underlying physical commodities), futures or options on index components or the Index, or other derivative instruments with returns linked to the performance of index components or the Index, which activities would be unrelated to the Notes. We may engage in these trading activities in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management, as well as for our and our affiliates’ proprietary accounts. These trading activities may contribute to our aggregate holding of a particular commodity, or derivatives based on prices of that commodity, to which the Index also relates, which may be subject to a specified position limit set by a regulatory or self-regulatory body, including any exchange or trading facility. Under the terms of the Notes, we may redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event (as defined herein), which may include when Hedge Positions (as defined herein) would contribute to the breach of such applicable position limits. See “Hedging Disruption Redemption Event” for more information. We are under no obligation to cease or otherwise restrict our trading activities that we and our affiliates may engage in on behalf of customers or for proprietary accounts in order to avoid breaching such position limits and to avoid the occurrence of a Hedging Disruption Event. As a result, these trading activities unrelated to the Notes may result in increasing the likelihood of a Hedging Disruption Redemption Event occurring during the term of the Notes.

•

The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level of the Index on the Final Valuation Date as Compared to the Initial Level of the Index on the Initial Valuation Date—The Final Level of the Index and the Index Return will be based solely on the Index Closing Level on the Final Valuation Date. Therefore, if the Index Closing Level drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the level of the Index prior to such drop. Although the level of the Index on the Maturity Date or at other times during the life of your Notes may be higher than the Final Level of the Index on the Final Valuation Date, you will not benefit from any increases in the level of the Index other than the increase, if any, represented by the Final Level of the Index on the Final Valuation Date as compared to the Initial Level of the Index on the Initial Valuation Date.

•

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Market Value of Your Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the market value of your Notes.

•

Future Prices of the Index Contracts That Are Different Relative to Their Current Prices May Result in a Reduced Amount Payable at Maturity or Upon Redemption—The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts underlying the Index approach expiration, they are replaced by, or “rolled” into similar contracts that have a later expiration. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices of futures contracts are lower in the distant delivery months than the spot price of the underlying commodity or the price of the futures contracts in the nearer delivery months, a positive “roll yield” would be reflected in the level of the Index. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. The absence of backwardation (or “contango”) in the commodity markets could result in negative “roll yields”, which could adversely affect the level or value of the Index underlying your Notes and, accordingly, decrease the payment you receive at maturity or upon redemption.

•

You Have No Interest or Rights In the Underlying Futures Contracts—You have no interest or right in the futures contracts referenced by the Index (such contracts, the “index contracts”) to which your Notes are linked. Buying the Notes is not the same as a direct investment in the index contracts or their underlying physical commodities. The market value of the Notes may not reflect movements in the price of the index contracts or their underlying physical commodities. You will not have rights that investors in the index contracts or their underlying physical commodities may have. Your Notes will be paid in cash, and you will have no right to receive delivery of any index contracts or commodities underlying the index contracts.

•

Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Index, and Therefore the Value of the Notes—Changes in Law or Regulation Relating to Commodity Futures Contracts May Adversely Affect the Market Value of the Notes and Therefore the Amounts Payable on your Notes—Commodity futures contracts, such as those underlying the Index, are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity derivative markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt rules on a variety of issues and many provisions of the legislation have not yet become effective, pending the effective dates of such rules and, in some cases, the adoption of additional rules. Therefore, the Dodd-Frank regulatory scheme has not yet been fully implemented, although certain requirements, including registration and reporting requirements, as well as centralized clearing requirements for certain products and market participants, are in effect. However, the ultimate impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures and swap positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation, and the CFTC had previously adopted such rules. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. Industry trade groups filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits. On September 28, 2012, the U.S. District Court for the District of Columbia granted a summary judgment motion in favor of the industry trade groups that vacated and remanded the position limit rules adopted by the CFTC. However, the CFTC may contest this ruling. If the ruling is reversed, the proposed position limits may become effective in the future. In addition, if the ruling is not reversed, the CFTC will promulgate further rules, which may be similar to the rules previously adopted. The rules ultimately adopted by the CFTC will likely limit transactions in the futures and over-the-counter derivative markets and could substantially reduce liquidity and increase market volatility in the commodities futures contracts such as those underlying the Index. This could in turn adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices, which could in turn adversely affect the value of the Index.

Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority (“ESMA)”, which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in the commodities futures contracts such as those underlying the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity or upon redemption. The European Commission has also adopted the European Market Infrastructure Regulation (“EMIR”), which requires many OTC derivatives to be centrally cleared and, together with technical standards published and to be published by ESMA, will establish margin and capital requirements for non-centrally cleared OTC derivatives. There exists potential for inconsistency between regulations issued by the CFTC and technical standards adopted under EMIR, which could lead to market fragmentation.

•

Barclays Bank PLC and its Affiliates Have No Affiliation with UBS or S&P Dow Jones Indices and Are Not Responsible for Their Public Disclosure of Information, Which May Change Over Time—We and our affiliates are not affiliated with UBS or S&P Dow Jones Indices, sponsors and calculation agent for the DJ-UBSCI, in any way and have no ability to control or predict their actions, including any errors in, or discontinuation of disclosure regarding their methods or policies relating to the calculation of the DJ-UBSCI. All disclosure in this pricing supplement regarding the DJ-UBSCI, including its make-up, method of calculation and changes in its components, is derived from publicly available information. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the DJ-UBSCI, UBS and S&P Dow Jones Indices. UBS and S&P Dow Jones Indices have no obligation to consider your interests as a holder of the Notes.

•

The Policies of UBS and S&P Dow Jones Indices and Changes That Affect the Composition and Valuation of the Index Could Affect the Market Value of the Notes and the Amount Payable at Maturity or upon Redemption—The policies of UBS and S&P Dow Jones Indices concerning the calculation of the level of the DJ-UBSCI, additions, deletions or substitutions of the physical commodities or futures contracts underlying the DJ-UBSCI, and any modifications that UBS and S&P Dow Jones Indices makes to the methodology governing the DJ-UBSCI, may have an adverse impact on the DJ-UBSCI and, therefore, the market value of the Notes and amount payable on the Notes at maturity or upon redemption. UBS and S&P Dow Jones Indices are not under any obligation to continue to calculate or publish information regarding the DJ-UBSCI, or calculate or publish any successor indices. If UBS and S&P Dow Jones Indices were to discontinue or suspend the calculation or publication of information about the DJ-UBSCI, it may become difficult to determine the level of the DJ-UBSCI, and therefore, the market value of the Notes or the amount payable on the Notes at maturity or upon redemption. Further, the annual weightings and composition for the DJ-UBSCI are determined each year by UBS under the supervision of its Supervisory Committee (as described in the section entitled “The DJ-UBSCI—Oversight of the DJ-UBSCI” in this pricing supplement), which has a significant degree of discretion in exercising its supervisory duties with respect to the DJ-UBSCI and has no obligation to take the needs of holders of the Notes into consideration when reweighting or making any other changes in the DJ-UBSCI.

•

Trading by UBS and its Affiliates and Activities by UBS and its Affiliates and Chicago Mercantile Exchange, Inc., the indirect parent of S&P Dow Jones Indices and its Affiliates, in Instruments Linked to the DJ-UBSCI or its Components May Adversely Affect the Value of the DJ-UBSCI—UBS and its affiliates may engage in trading in the DJ-UBSCI, related indices and their components, futures or options on components of such indices, the physical commodities underlying such components and other investments relating to the DJ-UBSCI or its respective components on a regular basis as part of their general business, for proprietary accounts, for other accounts under management, to facilitate transactions for customers or to hedge obligations under products linked to the DJ-UBSCI or related indices or sub-indices. It is possible that UBS and its affiliates could receive substantial returns from these hedging activities or other transactions while the market value of the components of the DJ-UBSCI and related indices or sub-indices decline. Moreover, one or more of UBS and its affiliates, Chicago Mercantile Exchange, Inc. (“CME”) or S&P Dow Jones Indices and its affiliates could take other actions that could impact the DJ-UBSCI such as delisting a component of the DJ-UBSCI, changing the contract specifications of a component of the DJ-UBSCI, or making other changes to the methodology of the DJ-UBSCI. The CME also has certain responsibilities and duties with respect to trading on its markets that may require it to take certain actions with respect to the components of the DJ-UBSCI. Although they are not intended to, any of these actions could adversely affect the market price of the components of the DJ-UBSCI (and, consequently, potential components of the DJ-UBSCI) or the value of the DJ-UBSCI and related indices or sub-indices. With respect to any of the activities described above, none of UBS, CME, S&P Dow Jones Indices nor their respective affiliates has any obligation to take into consideration at any time the needs of any buyer, seller, holder, issuer, market maker of any product linked to the DJ-UBSCI or related indices (including the DJ-UBSCI) or sub-indices or any other person. UBS may also issue or underwrite securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. Moreover, the CME may list other financial products linked or related to the performance of any of the foregoing that could impact the value of the DJ-UBSCI.

•

Barclays Bank PLC Has a Non-Exclusive Right to Use the DJ-UBSCI—We have been granted a non-exclusive right to use the DJ-UBSCI and related service marks and trademarks in connection with the Notes pursuant to a license agreement with UBS and S&P Dow Jones Indices. If we breach our obligations under the license agreement, UBS and S&P Dow Jones Indices will have the right to terminate our license. If UBS and S&P Dow Jones Indices choose to terminate the license agreement, we still have the right to use the DJ-UBSCI and related service marks and trademarks in connection with the Notes until their maturity, provided that we cure our breach within thirty days of the termination of the license. If we fail to cure this breach, it may become difficult for us to determine your payment at maturity or upon redemption in connection with the Notes. The calculation agent in this case will determine the level or value of the DJ-UBSCI, as applicable, or the market value of the Notes—and thus the amount payable at maturity or upon redemption—in a manner it considers appropriate in its reasonable discretion.

•

Data Sourcing and Calculation Associated with the DJ-UBSCI May Adversely Affect the Market Price of the Notes—The annual composition of the DJ-UBSCI will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or other errors that may affect the weighting of futures contracts underlying the DJ-UBSCI. Any discrepancies that require revision are not applied retroactively by the sponsor of the DJ-UBSCI but will be reflected in the weighting calculation of the DJ-UBSCI for the following year. Additionally, UBS may not discover every discrepancy. Furthermore, as noted above, the Supervisory Committee of the sponsor of the DJ-UBSCI has a significant degree of discretion in exercising its supervisory duties with respect to the DJ-UBSCI and has no obligation to take the needs of holders of the Notes into consideration when reweighting or making any other changes in the DJ-UBSCI.

•

UBS May Be Required to Replace a Designated Contract if the Existing Futures Contract Is Terminated or Replaced—If a futures contract tracked by the DJ-UBSCI were to be terminated or replaced in accordance with the rules set forth in the Dow Jones-UBS Commodity Index Handbook (the “DJ-UBSCI Handbook”), a comparable futures contract would be selected by the Supervisory Committee of the sponsor of the DJ-UBSCI, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the DJ-UBSCI and the value of your Notes.

•

The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market. The estimated value of your Notes on the initial valuation date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•

The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes. The estimated value of your Notes on the initial valuation date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•

The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions. The estimated value of your Notes on the initial valuation date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes. The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•

The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes. Assuming that all relevant factors remain constant after the initial valuation date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the initial valuation date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•

We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest. We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service in 2007 issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	prevailing spot prices for the commodities on which the Index is based;

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes;

•	economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the Index or the market prices of any of the index components;

•	the general interest rate environment; and

•	the creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in credit ratings or other credit measures of Barclays Bank PLC.

The Reference Asset

The Dow Jones-UBS Commodity Index

The Dow Jones-UBS Commodity Index (the “DJ-UBSCI”; Bloomberg ticker: “DJUBS Index”) is designed to be a benchmark for commodities as an asset class, and to reflect the returns that are potentially available through an unleveraged investment in the futures contracts on the physical commodities comprising the DJ-UBSCI. The DJ-UBSCI is calculated by CME Group Index Services LLC (“CME Indexes”), a joint venture between CME Group Inc. and Dow Jones & Company, Inc., and is published by S&P Dow Jones Indices in conjunction with UBS Securities LLC (“UBS”). The DJ-UBSCI was launched on July 14, 1998.

As described below, the DJ-UBSCI currently includes 20 commodities out of 24 commodities eligible for inclusion. In any subsequent year, the DJ-UBSCI may include eligible commodities not included for 2013, or may remove commodities that were included in 2013 or previous years, which decision generally would be implemented as part of the DJ-UBSCI’s January rebalancing process.

We have derived all information contained in this pricing supplement regarding the DJ-UBSCI, including, without limitation, its make up, its method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, UBS Securities LLC (“UBS”), and S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) (together, the “DJ-UBSCI Sponsors”).

The DJ-UBSCI is the successor to the Dow Jones-AIG Commodity Index and has an identical methodology, form and format as the Dow Jones-AIG Commodity Index. According to publically available information, in 2010, CME Group Inc. and Dow Jones & Company, Inc. announced the launch of a new joint venture company, CME Indexes. Subsequently, in 2012, the McGraw-Hill Companies (“McGraw-Hill”) and the CME Group announced the launch of S&P Dow Jones Indices, a joint venture that combines the two index brands, S&P Indices and S&P Dow Jones Indices.

The DJ-UBSCI is calculated and published by S&P Dow Jones Indices, in each case, in conjunction with UBS (together, the “index sponsors”). In connection with any offering of securities, neither we nor any of our agents or dealers have participated in the preparation of the information described in the first paragraph of this section or made any due diligence inquiry with respect to the index sponsors. Neither we nor any of our agents or dealers have not independently verified or performed due diligence with respect to the accuracy or completeness of such information or any other publicly available information regarding the DJ-UBSCI or the index sponsors.

You, as an investor in the Notes, should make your own investigation into any Index and the index sponsors. The index sponsors are not involved in any offer of securities in any way and have no obligation to consider your interests as a holder of the Notes. The index sponsors have no obligation to continue to publish the DJ-UBSCI and may discontinue or suspend publication of any Index at any time in their sole discretion.

One or more of UBS and its affiliates may engage in trading in futures contracts and options on futures contracts on the commodities that underlie the DJ-UBSCI, as well as commodities, including commodities included in the DJ-UBSCI, related indexes and sub-indexes of the DJ-UBSCI, and other investments relating to commodities included in the DJ-UBSCI, related indexes and sub-indexes of the DJ-UBSCI on a regular basis as part of its general business, for proprietary accounts, for other accounts under management, to facilitate transactions for customers or to hedge obligations under products linked to the DJ-UBSCI, related indexes or sub-indexes of the DJ-UBSCI. Although they are not intended to, any of these activities could adversely affect the market price of the DJ-UBSCI components or the value of the DJ-UBS Commodity Index, related indexes and sub-indexes of the DJ-UBSCI. It is possible that one or more of UBS and its affiliates could receive substantial returns from these hedging activities while the market value of the commodities that underlie the DJ-UBSCI and the value of the DJ-UBSCI, related indexes or sub-indexes of the DJ-UBSCI decline. With respect to any of the activities described above, neither UBS nor its affiliates has any obligation to take into consideration at any time the needs of any buyer, seller, holder, issuer, market maker of any product linked to the DJ-UBSCI, including the notes.

UBS or its affiliates may also issue or underwrite securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing.

Historical performance of the DJ-UBSCI is not an indication of future performance. Future performance of the DJ-UBSCI may differ significantly from historical performance, either positively or negatively.

Information contained on certain websites mentioned below is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying prospectus supplement and prospectus.

DJ-UBSCI - Overview

The DJ-UBSCI is a non-proprietary index that is designed to be a benchmark for commodities as an asset class. It is composed of futures contracts on physical commodities and is intended to reflect the returns that are potentially available through an unleveraged investment in those contracts.

Four Main Principles Guiding the Creation of the DJ-UBSCI

The DJ-UBSCI was created using the following four main principles:

•

Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the DJ-UBSCI uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The DJ-UBSCI primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The DJ-UBSCI also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Accordingly, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The DJ-UBSCI thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

•

Diversification. A second major goal of the DJ-UBSCI is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the DJ-UBSCI is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•

Continuity. A third goal of the DJ-UBSCI is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the DJ-UBSCI from year to year. The DJ-UBSCI is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the DJ-UBSCI.

•

Liquidity. Another goal of the DJ-UBSCI is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the DJ-UBSCI can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the DJ-UBSCI, its creators and owners and there can be no assurance that these goals will be reached by the index sponsors.

Oversight of the DJ-UBSCI

The index sponsors use a two-tier structure, comprised of a Supervisory Committee and an Advisory Committee, to oversee the DJ-UBSCI. The purpose of the two-tier structure is to expand the breadth of input into the decision-making process in respect of the DJ-UBSCI, while also providing a mechanism for more rapid reaction in the event of any market disruptions or extraordinary change in market conditions that may affect the DJ-UBSCI.

The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by S&P Dow Jones Indices. The Supervisory Committee will make all final decisions relating to the DJ-UBSCI, given any advice and recommendations from the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory Committee and the Advisory Committee meet annually to consider any changes to be made to the DJ-UBSCI for the coming year. These committees may also meet at other times as may be necessary for purposes of their respective responsibilities in connection with the oversight of the DJ-UBSCI.

As described in more detail below, the DJ-UBSCI is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the DJ-UBSCI are determined each year by UBS under the supervision of the Supervisory Committee, announced after approval by the Supervisory Committee and implemented the following January. The composition of the DJ-UBSCI for 2013 was approved by the Supervisory Committee and announced in October 2012.

Composition of the DJ-UBSCI

Commodities Available for Inclusion in the DJ-UBSCI

A number of commodities have been selected that are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the DJ-UBSCI and which are tradable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”) and the contract for Brent Crude Oil, each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange. The 24 potential commodities currently considered for inclusion in the DJ-UBSCI are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, soybean meal, sugar, tin, unleaded gasoline, wheat and zinc.

The 20 DJ-UBSCI commodities selected for 2013 are as follows: aluminum, crude oil (Brent crude oil and WTI crude oil), coffee, copper, corn, cotton, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, soy meal, sugar, unleaded gasoline, wheat (wheat and KCBT wheat) and zinc.

Designated Contracts for Each Commodity

A futures contract known as a designated contract is selected for each commodity. Where UBS believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, UBS has historically selected the futures contract that is traded in North America and denominated in dollars (except in the case of the commodities for which LME contracts have been selected). When more than one such contract has existed, UBS has selected the most actively traded contract. Although there is no current intention to do so, UBS may in the future select contracts that are traded outside of the United States or are traded in currencies other than the U.S. dollar. The process is reviewed by the Supervisory Committee and the Advisory Committee. Data concerning this designated contract will be used to calculate the DJ-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract.

The DJ-UBSCI Is a Rolling Index

The DJ-UBSCI is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The roll for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position, and the DJ-UBSCI is a “rolling index”.

A “DJ-UBS Business Day” is a day on which the sum of the Commodity Index Percentages (as defined in the section entitled “—Determination of Composition and Weightings of the DJ-UBS Commodity Index” below) for the DJ-UBSCI commodities that are open for trading is greater than 50%. For example, based on the weighting of the DJ-UBSCI commodities for 2012, if the CME Group which, following CME’s merger with the CBOT in July 2007, now includes the CBOT and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-UBS Business Day will not exist.

Determination of Composition and Weightings of the DJ-UBSCI

The composition and weighting of the DJ-UBSCI is determined by UBS, under the supervision of the Supervisory Committee, each year.

In determining which commodities will be included in the DJ-UBSCI and their relative weightings for a given year, UBS looks to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. For each of the 24 commodities designated for potential inclusion in the DJ-UBS Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the DJ-UBS Commodity Index. The CPP is determined for each commodity by taking a five-year average of world production figures, adjusted by the historic U.S. dollar value of the designated contract, and dividing the result by the sum of such production figures for all commodities which were designated for potential inclusion in the DJ-UBS Commodity Index.

The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the DJ-UBSCI and their respective percentage weights. The diversification rules are as follows:

•	No related group of commodities designated as a “Commodity Group” may constitute more than 33% of the DJ-UBSCI. The Commodity Groups are:

•	Energy (currently including crude oil, heating oil, natural gas and unleaded gasoline)

•	Grains (currently including corn, soybeans, soybean meal, and wheat)

•	Industrial Metals (currently including aluminum, copper, nickel and zinc)

•	Livestock (currently including lean hogs and live cattle)

•	Precious Metals (currently including gold and silver)

•	Softs (currently including coffee, cotton and sugar)

•	Vegetable Oils (currently including soybean oil)

•	No single commodity may constitute more than 15% of the DJ-UBSCI.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the DJ-UBSCI.

•	No single commodity may constitute less than 2% of the DJ-UBSCI. Note that effective January 2013, the Supervisory Committee announced it would relax this standard.

Following the annual reweighting and rebalancing of the DJ-UBSCI in January, the percentage of any single commodity or commodity group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Annual Reweightings and Rebalancings of the DJ-UBSCI

The DJ-UBSCI is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the DJ-UBSCI are determined each year by UBS under the supervision of the Supervisory Committee, after approval by the Supervisory Committee and implemented the following January. The composition of the DJ-UBSCI for 2013 was approved by the Supervisory Committee and announced in October 2012.

2013 Designated Contracts and Target Weightings

The 20 DJ-UBSCI commodities selected for 2013 are as follows: aluminum, crude oil (Brent crude oil and WTI crude oil), coffee, copper, corn, cotton, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, soy meal, sugar, unleaded gasoline, wheat (wheat and KCBT wheat) and zinc. The designated contracts for those commodities, and their target weights, are as follows:

Table 1

2013 DJ-UBSCI Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Quote	Target Weighting (%)[5]	CIMs
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	USD/metric ton	4.91%	0.10383566
Crude Oil (Brent Oil)	Brent Crude Oil	ICE	1,000 barrels	USD/barrel	5.79%	2.28393419
Crude Oil (WTI Crude Oil)	Light, Sweet Crude Oil	NYMEX	1,000 barrels	USD/barrel	9.21%	4.27951685
Coffee	Coffee “C”	NYBOT[1]	37,500 lbs	U.S. cents/pound	2.44%	70.67535627
Copper	Copper[2]	COMEX	25,000 lbs	U.S. cents/pound	7.28%	86.12013108
Corn	Corn	CBOT[3]	5,000 bushels	U.S. cents/bushel	7.05%	44.78365875
Cotton	Cotton	NYBOT[1]	50,000 lbs	U.S. cents/pound	1.77%	101.5166795
Gold	Gold	COMEX	100 troy oz.	USD/troy oz.	10.82%	0.28602687
Heating Oil	Heating Oil	NYMEX	42,000 gallons	U.S. cents/gallon	3.52%	50.84035025
Lean Hogs	Lean Hogs	CME	40,000 lbs	U.S. cents/pound	1.90%	95.81495616
Live Cattle	Live Cattle	CME	40,000 lbs	U.S. cents/pound	3.28%	107.4530186
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	USD/mmbtu	10.42%	138.2787332
Nickel	Primary Nickel	LME	6 metric tons	USD/metric ton	2.24%	0.00567892
Silver	Silver	COMEX	5,000 troy oz.	U.S. cents/troy oz.	3.90%	5.63928404
Soybeans	Soybeans	CBOT[3]	5,000 bushels	U.S. cents/bushel	5.50%	17.22455502
Soybean Oil	Soybean Oil	CBOT[3]	60,000 lbs	U.S. cents/pound	2.74%	238.9390381
Soy Meal	Soybean Meal	CBOT[3]	100 short tons	U.S. dollars/short ton	2.61%	0.27746763
Sugar	World Sugar No. 11	NYBOT[1]	112,000 lbs	U.S. cents/pound	3.88%	896.3511363
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending	NYMEX	42,000 gal	U.S. cents/gallon	3.46%	54.1307681
Wheat (Wheat)	Wheat	CBOT[3]	5,000 bushels	U.S. cents/bushel	3.43%	19.89150725
Wheat (KCBT Wheat)	Hard Red Winter Wheat	KBOT[4]	5,000 bushels	U.S. cents/bushel	1.32%	7.11848836
Zinc	Special High Grade Zinc	LME	25 metric tons	USD/metric ton	2.52%	0.0544305

[1]	The New York Board of Trade (NYBOT) was renamed ICE Futures U.S. in September 2007.
[2]

The DJ-UBSCI uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting of the DJ-UBSCI.

[3]	Following its merger with CME in July 2007, the new entity name for the CBOT is CME Indexes.
[4]	Kansas City Board of Trade
[5]

The target weighting for each commodity became effective in January of 2013 and remains fixed throughout the year. The actual weight of the commodity will vary during the year and may be higher or lower than the number shown in this table. The target weights are rounded to two decimal places.

Calculation and Publication of the DJ-UBSCI

The DJ-UBSCI is calculated by S&P Dow Jones Indices, in conjunction with UBS, by applying the impact of the changes to the prices of index components (based on their relative weightings).

The first step in calculating the DJ-UBSCI is to calculate the applicable “commodity index multipliers” or “CIMs”. Following application of the diversification rules discussed in the section entitled “—Composition of the DJ-UBSCI—Determination of Composition and Weightings of the DJ-UBSCI” above, CIPs are incorporated into the DJ-UBSCI by calculating the new unit weights for each index component. On a date near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for designated contracts included in the DJ-UBSCI, are used to determine a CIM for each index component. This CIM is used to achieve the percentage weightings of the index components, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each index component will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Once the CIMs are determined, the calculation of the value of the DJ-UBSCI is a mathematical process that reflects the performance of each index component.

At present, S&P Dow Jones Indices disseminates the DJ-UBSCI value approximately every 15 seconds (assuming the DJ-UBSCI value has changed within such 15-second interval) from 8:00 a.m. to 3:30 p.m., New York City time, and publishes a daily DJ-UBSCI value at approximately 5:00 p.m., New York City time, on each DJ-UBS Business Day on http://www.djindexes.com, on Reuters page “.DJUBS” and on Bloomberg under the ticker symbol “DJUBS”.

DJ-UBSCI Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the DJ-UBSCI may be adjusted in the event that the DJ-UBSCI Sponsor determines that any of the following index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the DJ-UBSCI on that day;

•	the settlement price of any futures contract used in the calculation of the DJ-UBSCI reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the DJ-UBSCI; or

•	with respect to any futures contract used in the calculation of the DJ-UBSCI that trades on the LME, a DJ-UBS Business Day on which the LME is not open for trading.

Additional information on the DJ-UBSCI is available on the following website: http://www.djindexes.com.

Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein.

For purposes of the above, “Change in Law” means (i) the adoption of, or change in, any applicable law, rule, regulation, or order by any court, tribunal, regulatory authority or exchange, or (ii) the promulgation or withdrawal of, or any change in, the interpretation by any court, tribunal, regulatory authority or exchange, or the issuance, revocation or modification of any applicable law, rule, regulation, order, exemption, position limit or “no-action” position of any regulatory authority or exchange, with competent jurisdiction of any applicable law, rule or regulation, interpretation, order or position occurring, in each case as set forth in (i) and (ii) above, after the initial valuation date. For the avoidance of doubt, if a Change in Law becomes effective only after a specified transition period, the occurrence of a Change in Law is not the date on which such Change in Law becomes effective but rather the date on which the Change in Law was officially adopted or enacted by the relevant body.

Hedging Disruption Redemption Event

We may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event. A “Hedging Disruption Event” means that we determine that we or our affiliates are unable or will become unable, after using commercially reasonable efforts, to either: (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) loans of stock or other securities or (iii) (without limiting the generality of the foregoing) any other instruments or arrangements, in each case of (i) through (iii), the purpose of which is to hedge, individually or on a portfolio basis, a portion or all of our obligations under the Notes (each, a “Hedge Position” and collectively, the “Hedge Positions”), including, without limitation, where such Hedge Positions would contribute to the breach of applicable position limits set by any regulatory or self-regulatory body, including any exchange or trading facility, whether on a standalone basis or as a result of any adjustment(s) to the commodity exposure incurred by us under the Notes; or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of the Hedge Positions or the Notes.

Redemption Notice

If we elect to redeem the Notes following a Change in Law Redemption Event or a Hedging Disruption Event, we will deliver written notice as promptly as possible of such election to redeem to the Depository Trust Company (“DTC”) and to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004 (the “Trustee”) (the date of such delivery being the “Notice Date”). In this scenario, the final valuation date will be deemed to be the Notice Date, and the Notes will be redeemed on the third business day following such deemed final valuation date, subject to market disruption events, at an amount equal to the redemption amount.

LICENSE AGREEMENT

Disclaimer

The Dow Jones-UBS Commodity IndexesSM are a joint product of DJI Opco, LLC (“DJI Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC (“UBS Securities”), and have been licensed for use. Dow Jones® and DJ® are trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”); “UBS” is a registered trademark of UBS AG (“UBS AG”); S&P® is a registered trademark of Standard & Poor’s Financial Services LLC; and these trademarks have been licensed for use by DJI Opco and sublicensed for certain purposes by Barclays Bank PLC.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-UBS Commodity Index, which is determined, composed and calculated by DJI Opco in conjunction with UBS Securities without regard to Barclays Bank PLC or the Notes. UBS Securities and DJI Opco have no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-UBS Commodity Index. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash, surrendered or redeemed, as the case may be. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Notes customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc., an affiliate of S&P Dow Jones Indices LLC, and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Licensee, but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity Index and the Notes. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-UBS Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity Index components in connection with the Notes. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, DJI OPCO AND BARCLAYS BANK PLC, OTHER THAN UBS AG AND THE LICENSORS OF DJI OPCO.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 1, 2002 through June 13, 2013. The Index closing level on June 13, 2013 was 130.0811.

We obtained the Index closing levels below from Bloomberg, L.P. We have not independently verified the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date or any Scheduled Trading Day during the Observation Period.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes and at the price specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.